Exhibit 99.2

Press Release

Dec. 15, 2018

Shanghai, China

NIO ES6 Launches at Pre-subsidy Price Starting from 358,000 RMB with NEDC Range of 510 Kilometers

•	A length of 4,850 mm, width of 1,965 mm and wheelbase of 2,900 mm offer a comfortably large space

•	Standard-fit dual motors in conjunction with intelligent electric all-wheel drive deliver 0-100 km/h acceleration in as little as 4.7 seconds and 100-0 km/h braking distance of 33.9 meters

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The first SUV featuring a combination of permanent magnet and induction motors, of which the permanent magnet motor with a 97% energy conversion rate, allowing for performance and energy efficiency alike

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The 84-kWh lithium battery pack, optional across the model range, features world-class nickel-cobalt-manganese (NCM) 811 cathode material, with energy density of up to 170 Wh/kg, and NEDC range of 510 km

•	The only body design in its class, with a hybrid structure of aluminum alloy and carbon fiber gives overall torsional stiffness of 44,930 Nm/degree

Shanghai, China — December 15 — The NIO ES6 was officially launched on December 15, 2018 during the annual NIO Day celebration. This high-performance long-range intelligent electric SUV starts at a pre-subsidy price of 358,000 RMB, and is available now for public pre-order via the NIO app, with delivery to start in June 2019.

Powerful, All-round Performance

The NIO ES6 boasts high performance. It features dual motors in conjunction with an intelligent electric all-wheel-drive system delivering output power of up to 400 kW (544 hp), peak torque of 725 Nm and 0-100 km/h acceleration in as little as 4.7 seconds.

The ES6 boasts excellent braking performance, decelerating from 100-0 km/h in just 33.9 meters.

High-performance independent suspension, Continuous Damping Control (CDC), intelligent electric all-wheel drive come standard, and users also have the option of equipping vehicle with next-gen active air suspension. Drivers can also switch between multiple driving modes, bringing a comfortable and enjoyable experience.

The ES6 sports the only body design with a hybrid structure of aluminum alloy and carbon fiber in its class. Its composed of 91% aluminum throughout the vehicle, with innovative use of aircraft-grade 7 Series aluminum. Structural elements made of high-strength carbon fiber make the ES6 lighter and more solid.

An overall torsional stiffness of 44,930 Nm/degree is the highest among production SUVs globally.

Aluminum alloy and carbon fiber compose the vehicle body

Two Efficient Motors and a 510-km Range

The ES6 is the world’s first SUV equipped with a combination of permanent magnet and induction motors, which allows for power and endurance alike. The front permanent magnet motor delivers power of up to 160 kW, peak torque of 305 Nm and an energy conversion rate of 97%; the rear induction motor delivers 240 kW and 420 Nm and contributes to fast acceleration.

The ES6 is equipped with a combination of permanent magnet and induction motors

The 84-kWh liquid-cooled thermostatic battery pack, optional across the range, features world-class NCM 811 cathode material and energy density of up to 170 Wh/kg.

84-kWh liquid-cooled thermostatic battery pack

The ES6 features an excellent lightweight design and drag coefficient Cd of only 0.28 which both contribute to a combined range of up to 510 km.

As NIO Power continues to expand, the combination of home charging, mobile charging vehicles, battery swap stations and the One Touch Charging service will further ease user concerns in regards to range.

Advanced Intelligent Experiences

The NIO digital cockpit built on the NOMI in-car artificial intelligence (AI) system is integrated with a speech-based interactive system. An upgraded HUD, digital instrument cluster and 11.3 inch second-generation multitouch screen put all vehicle information at the users’ fingertips.

NOMI has been updated with more expressions and further enhanced speech capabilities

ES6 features pre-installed NIO Pilot hardware, including a Mobileye EyeQ4 chip and 23 sensors. NIO Pilot supports over 20 functions covering typical scenarios of car use in China. Functions can be upgraded over time via firmware-over-the-air (FOTA).

An intelligent fragrancing system offers four different fragrances for a more pleasant occupant experience. This optional system interacts with the vehicle’s other systems for automatic paring with different user accounts and situations.

11.3 inch second-generation multitouch screen

The ES6 is equipped with Lion, a high-performance intelligent gateway enabling data exchange and remote upgrading via FOTA. Additionally, the Dragon security architecture offers a matrix-like firewall to enhance data security and protect user privacy.

Design: Stylish, Sporty Exterior plus Refined, High-tech Interior

The ES6 has a length of 4,850 mm, a width of 1,965 mm, a height of 1,768 mm and a wheelbase of 2,900 mm, bringing a comfortably large space.

The NIO ES6 brings a comfortably large space

This new model continues the NIO family design language. The X-bar across the front end is in the same color as that of the body, integrating with the sweeping turning lights and smoky daytime running lights. This, plus the low-drag grille, tilted D pillars, sharp and straight window lines, more streamlined heartbeat taillights and rear shark fin style reflector design, highlights stylishness and sportiness.

The X-bar across the front end is in the same color as that of the body

The newly designed sport seats and multifunctional leather steering wheel add to the interior’s sporty atmosphere. The microfiber headliner, Nappa leather upholstery and unique Eclipse Chrome trim throughout the interior underscore technology and refinement.

Nappa leather upholstery throughout the interior and individual bucket seats

Service Upgrades

In 2019, NIO plans to fully upgrade three service systems, namely, NIO House, NIO Service and NIO Power. It also plans to open 70 NIO Houses and pop-up NIO Houses by the end of the same year. Depending on user needs, NIO will also set up more battery swap stations for expressways.

In addition to the G4 Expressway battery swap network, NIO has partly finished building the battery swap network for the G2 Beijing-Shanghai Expressway and the G15 Shenyang-Haikou Expressway, which are both soon to be completed.

NIO has built a nationwide support network. By 2019, it plans to open over 300 service outlets to further enhance its ability to offer services.

Pricing and Pre-order

The ES6 is available in two versions – the Standard Version and the Performance Version. NIO users can now choose from the battery plan and receive a 100,000 RMB discount off of the price of the vehicle. The price of the battery plan is 1,660 RMB per month. In addition, NIO also released a ES6 Premier Edition with a limited quantity of 6,000. Priority deliveries are targeted to begin in June 2019. Every ES6 is customized and made to order. Starting today, ES6 is available on the NIO APP.

	Engine Power	0-100 km/h Acceleration	Battery	NEDC Range	Pre-Subsidy Price
ES6 Standard Version	160kW + 160kW	5.6s	70kWh	410km	358,000 RMB
			84kWh	480km	408,000 RMB

ES6 Performance Version	160kW + 240kW	4.7s	70kWh	430km	398,000 RMB
			84kWh	510km	448,000 RMB

About NIO

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high performance premium electric SUV in China from June 2018 and officially launched the ES6, a 5-seater high-performance premium electric SUV, on NIO Day, December 15, 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Yasha Wolfman

China

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US

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UK

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